==============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934

                          For the month of May, 2002

                        Commission file number: 1-14872


                                 SAPPI LIMITED

                (Translation of registrant's name into English)


                              48 Ameshoff Street
                                 Braamfontein
                               Johannesburg 2001

                           REPUBLIC OF SOUTH AFRICA
                   (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F X                        Form 40-F
                        ---                                 ---


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

               Yes                                No X
                  ---                               ---

==============================================================================

                          INCORPORATION BY REFERENCE

Sappi Limited's results for the second quarter ended March 2002, furnished by the Registrant under this Form 6-K, except for the last paragraph of the section thereof entitled "Operating Review for the Quarter - Sappi Fine
Paper", the last paragraph of the section thereof entitled "Operating Review for the Quarter - Forest Products", the last paragraph of the section thereof entitled "Operating Review for the Quarter - Acquisition Update", and the section thereof entitled "Outlook", and Sappi Limited's press release dated
May 7, 2002, announcing such quarter-end results, furnished by the Registrant under this Form 6-K, except for the first paragraph of the section thereof entitled "Highlights", the third and fourth paragraphs of the section thereof entitled "Fine Paper", the last two paragraphs of the section thereof entitled "Forest Products", and the section thereof entitled "Outlook", are incorporated by reference into the Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme.

                          FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("the Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                 Sappi Limited

                   Results for the quarter ended March 2002

o    Headline EPS rise 86% from previous quarter

o    European business improving

o    Weak markets in North America

o    Potlatch acquisition to be completed in May

Summary

                                                                   Quarter ended                      Half year ended

                                                        March 2002      Dec       March 2001     March 2002    March 2001
                                                                       2001

Sales  (US$ million)                                           871      832            1,104          1,703         2,219
Operating profit (US$ million)                                 105       65              121            170           264
EBITDA (US$ million)                                           186      148              210            334           447
Operating profit to sales (%)                                 12.1      7.8             11.0           10.0          11.9
EBITDA  to sales (%)                                          21.4     17.8             19.0           19.6          20.1
Operating profit to average net assets (%)                    15.1      8.8             13.6           11.5          14.7
EPS before exceptional items (Headline) (US cents)              26       14               32             40            66
EPS (US cents)                                                  25       10               32             35            66
Return on equity (%)                                          17.8      6.3             18.6           11.3          19.6
Net debt  (US$ million)                                      1,194    1,156            1,277          1,194         1,277


Comment

We had a good quarter in our European and Southern African businesses. Our North American business, however, continued to be affected by low demand and weaker paper prices.

Industry shipments of coated fine paper for the quarter improved by 5% in Europe compared to a year earlier but declined by 6% in the USA. Shipments in the USA were, however, slightly higher than in the December quarter. Our sales volumes were 9% higher than the previous quarter and similar to a year earlier after excluding the Mobile mill, which may indicate an improving trend.

Average prices realised in Europe were stable compared to the prior quarter but 4% down on last year in Euros (8% down in US Dollar terms). Average prices in North America were down 2% from the previous quarter and were 9% lower than a year earlier.

In view of improved market conditions, we curtailed production by 150,000 tons of pulp and paper worldwide compared to 250,000 tons in the first quarter.

Operating profit to average net assets (RONA) improved to 15% as a result of improved performance in Europe and South Africa, significantly exceeding our cost of capital.

Net profit before exceptional items was US$60 million, 19% below last year but importantly nearly double the previous quarter and ahead of our expectations a quarter ago. Earnings per share before exceptional items were 26 US cents, 86% up on the previous quarter and 19% below a year ago. Basic Earnings per share were 25 US cents.

Net finance costs for the quarter were down 48% from the prior quarter at US$13 million.

The effective tax rate for the quarter was 30.5% largely as a result of a one off tax charge in Europe. The average rate for the full year is expected to be around 28.5%.

Cash flow and debt

Cash flow (EBITDA) for the quarter continued to be strong at US$186 million - a substantial improvement on the previous quarter.

Good cash management ensured that our balance sheet remained strong. Net debt increased only slightly to US$1,194 million from US$1,156 million in December, despite the dividend payment of US$60 million and tax payments of US$58 million. Net debt to total capitalisation rose to 37% from 35% in December.

Capital expenditure on fixed assets and plantations was US$42 million, which as planned was below depreciation, amortisation and fellings.

Operating Review for the Quarter
Sappi Fine Paper


                                Quarter ended

                           March 2002      March 2001          %
                           US$ million     US$ million      change
Sales                             734             909         (19)
Operating profit                   62              62           -
Operating margin (%)                8               7           -
EBITDA                            126             131          (4)
EBITDA Margin (%)                  17              14           -
RONOA p.a. (%)                     10               9           -


The order inflow in Europe improved in the quarter but in the USA demand remained weak. Combined sales were 5% higher than the previous quarter indicating a turn in the sector's fortunes, however they were still 11% lower than last year after adjusting for the Mobile mill closure. To match supply to the weak demand we continued to curtail production.

The outlook is better than three months ago as most commentators expect advertising spending in our major markets to improve from the third calendar quarter, which will lead to improved demand for coated fine paper.

Europe

The industry's order levels for coated fine paper for the quarter were 10% higher than a year earlier but well below industry capacity. We had a good quarter both in Europe and export markets with sales volumes increasing 8% from a low base last quarter. We continued to curtail production. On average prices realised in US Dollar terms were about 8% lower than a year earlier but stable relative to the previous quarter. Price increases of about 3% - 5% have been announced throughout Europe for coated fine paper sheets and are starting to have effect.

Low pulp prices and efficient operations resulted in reasonable margins, which translated into a healthy 20% return on net operating assets.

                                       Quarter ended

                      March 2002     March 2001   %  change       % change
                      US$ million    US$ million      (US$)          (Euro)
Sales                       433            470         (8)              (4)
Operating profit             65             40          63              68
Operating margin (%)         15              9           -               -
EBITDA                      101             78          30              35
EBITDA Margin (%)            23             17           -               -
RONOA p.a. (%)               20             11           -               -


North America

The business was impacted by continued weakness in the printing and publishing markets. Excluding Mobile, sales were down 19% and the business continued to take curtailment to match supply and demand. Prices remained relatively stable in commercial sheets; however, the web market has seen continued price erosion.

End-user and merchant inventories are reported to be at low levels but industry-wide mill inventories of coated fine paper are high. Shipments from all North American mills, including our own, continue to be affected by imports from Europe and Asia.

                                  Quarter ended

                      March 2002     March 2001       %
                      US$ million    US$ million   change
Sales                        251           384      (35)
Operating profit             (10)           13        -
Operating margin (%)           -             3        -
EBITDA                        15            43      (65)
EBITDA Margin (%)              6            11        -
RONOA p.a. (%)                 -             4        -

Fine Paper SA

The business performed well with strong demand for its products locally and in the export markets. As a result of the weakness of the Rand, imported products are increasingly being replaced by locally produced paper. Merchant's inventories remain relatively low and our order books have lengthened. Prices were 11% higher than last year in Rand terms; however, as a result of the strong Dollar they were lower in Dollar terms.

Return on net operating assets was a strong 34%.


                                  Quarter ended

                      March 2002     March 2001    %  change
                      US$ million    US$ million         US$
Sales                          50             55         (9)
Operating profit                7              9        (22)
Operating margin (%)           14             16          -
EBITDA                         10             10          -
EBITDA Margin (%)              20             18          -
RONOA p.a. (%)                 34             36          -



Forest Products

Local demand for all pulp and paper products was strong during the quarter, with packaging paper and newsprint machines fully booked. Price increases have been implemented locally, but prices remain below import parity leading to strong demand for local producers. Demand for dissolving pulp remained soft, but sales volumes have improved on the last quarter and prices are stable at very low levels. We continue to curtail pulp output to match demand.

The restructuring of Usutu mill has been completed successfully, and the business is now viable at bottom-of-cycle prices. The mill returned satisfactory operating profits for the quarter.

Operating margins and return on net assets were at pleasing levels but operating profits in dollar terms still lag behind the previous year because of low pulp sales volumes and prices.

World pulp inventories are relatively low and pulp prices appear to have lifted off the bottom, which has improved the pricing outlook for the Forest Products business. We expect modest increases in volumes but will continue to control our inventories by matching production to customer demand.

                                  Quarter ended

                      March 2002     March 2001     % change      % change
                      US$ million    US$ million         US$       (Rand)
Sales                        137            195         (30)            3
Operating profit              42             60         (30)            3
Operating margin (%)          31             31           -             -
EBITDA                        59             80         (26)            8
EBITDA Margin (%)             43             41           -             -
RONOA p.a. (%)                25             27           -             -


Acquisition update

On 18 March 2002, we announced our intention to acquire Potlatch Corporation's coated fine paper business for US$480 million in cash. The transaction is expected to close during May 2002.

We continue to expect the transaction to be accretive this year and to add at least US 20 cents to earnings in a full year from 2003 as a result of the US$120 million of synergies identified.

Outlook

There is considerable scope for improvement in our global order levels, particularly in the USA. Consumer inventories for pulp and paper are generally low and economic activity in the major economies is expected to start improving in the next quarter. There are an increasing number of reports in the USA of increased advertising spend in the third calendar quarter, which if correct, should translate into improved demand for coated fine paper. As a result pressure on prices is easing. Coated fine paper prices are already increasing modestly in Europe. The recent slight upturn in pulp prices is another indication of improved conditions.

We continue to manage inventories to target levels and have the capacity to respond rapidly to increases in demand as they occur.

For the balance of this year we expect to see a slowly improving trend in quarterly earnings per share provided there are no major shocks in world economies.

forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SAPPI



Press Release

Johannesburg, 7th May 2002

Strong performances from Europe and South Africa helps Sappi nearly double EPS

Sappi, the world's leading producer of coated fine paper, today announced results for the second quarter 2002.

Highlights

     o    Earnings per share 86% up from the previous quarter

     o Strong recovery delivered by fine paper Europe, offsetting continued weak performance by North American operations

     o    Potlatch acquisition to be completed in May

Commenting on the results, Sappi Executive Chairman, Eugene van As, said:
"Considering the challenging conditions that remain in most of our markets, Sappi's performance this quarter was excellent and we are cautiously optimistic that the declining trend seen in the last year has begun to turn. In particular Europe staged a strong recovery, offsetting persistent weakness in the US market. Our South African operations also performed well. The geographic spread of our operations continued to underpin the group's performance in weaker areas".

Results for the Quarter

Sales volumes were 9% higher than the previous quarter and similar to a year earlier (excluding the Mobile mill). On average prices realised in Europe were stable compared to the prior quarter but 4% down on last year in Euros (8% down in US dollar terms). Average prices in North America were down 2% from the previous quarter and 9% lower than a year earlier.

In view of improved market conditions, Sappi curtailed production by150,000 tons of pulp and paper worldwide compared to 250,000 tons in the first quarter.

Operating profit to average net assets (RONA) improved to 15% as a result of improved performance in Europe and South Africa, significantly exceeding Sappi's cost of capital. Net profit before exceptional items was US$60 million, 19% below last year but almost double the previous quarter. Earnings per share before exceptional items were 26 US cents, 86% up on the previous quarter, but 19% below a year ago.

Cash flow (EBITDA) for the quarter continued to be strong at US$186 million. Don Wilson, group Financial Director said, "good cash management ensured that the group's balance sheet remains strong".

Net debt increased slightly to US$1,194 million from US$1,156 million in December, mainly as a result of the dividend payment of $60 million and tax payments of $58 million. Net debt to total capitalisation rose to 37% from 35% in December.

Fine Paper

Overall the group's Fine Paper operations performed well, despite difficult markets. In particular Europe experienced an 8% increase in sales volumes, boosted, in part, by strong exports. Low pulp prices and a continued focus on driving operational efficiencies resulted in healthy margins and a 20% return on net operating assets.

The US market remained very weak and continued to be negatively affected by low advertising spend and high industry inventories. Shipments from all North American mills were once again impacted by imports from Europe and Asia.

The group expects the US operations to return to profitability in the second half of the year, as previously predicted. Commenting, Bill Sheffield, CEO of Fine Paper said that the overall outlook is better than three months ago, as most commentators expect advertising spending in Sappi's major markets to improve from the third calendar quarter, which will lead to improved demand for coated fine paper.

"In addition, we expect to close the acquisition of Potlatch Corporation's coated fine paper business shortly," he said "which is expected to be accretive this year and add at least US20 cents to earnings for next year"

Sappi Fine Paper South Africa performed well with strong demand for its products locally and in the export markets. As a result of the weakness of the Rand, imported products are increasingly being replaced by locally produced paper in the domestic market. Merchant's inventories remain relatively low and order books have lengthened. Prices were 11% higher than last year in Rand terms, however, as a result of the strong dollar they were lower in dollar terms. Return on net operating assets was a strong 34%.

Forest Products

Sappi's Forest Products division continued to perform well with strong local demand for all pulp and paper products during the quarter, and packaging paper and newsprint machines fully booked. Price increases have been implemented locally, but prices remain below import parity leading to strong demand for local producers. Demand for dissolving pulp remained soft, but sales volumes improved on the last quarter and prices were stable at very low levels.

The restructuring of Usutu mill has been completed successfully, and the business is now viable even at bottom-of-cycle prices. The mill returned satisfactory operating profits for the quarter.

Operating margins and return on net assets were at pleasing levels but operating profits in dollar terms still lag behind the previous year because of low pulp sales volumes and prices.

Commenting, John Job, CEO of Forest Products, said that world pulp inventories remain relatively low and pulp prices appear to have lifted off the bottom, which has improved the pricing outlook.

     "We expect modest increases in volumes but will continue to control our inventories by matching production to continued demand," he said.

Outlook

Looking forward Sappi believes that there is significant scope for improvement in its global order levels, particularly in the US, where an increasing number of reports indicate increased advertising spend in the third calendar quarter which, if correct, should translate into improved demand for coated fine paper. Coated fine paper prices are already increasing modestly in Europe and the recent slight upturn in pulp prices is another indication of improved conditions.

Commenting Eugene van As said that Sappi expected to see a slowly improving trend in quarterly earnings per share for the balance of this year provided there are no major shocks in world economies.

"We continue to manage inventories to target levels," he said, "and we have the capacity to respond rapidly to increases in demand as they occur".

Ends

FORWARD-LOOKING STATEMENTS

Certain statements in this report that are neither reported financial results nor other historical information, are forward-looking statements, including, but not limited to statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing) and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Released on behalf of Sappi by Brunswick, telephone +27 (0) 11-442 8803 For further information contact:

Andre F Oberholzer, Corporate Affairs and Communication Manager

Sappi Limited

+27(0) 11-407 8044 work (direct)

+27(0) 11-403 8236 fax

+27(0) 82-906 0638 cellular

andreo@za.sappi.com

SAPPI LIMITED

summary
March 2002


                                                               Quarter ended                   Half-year ended
                                                         March    December       March       March       March
                                                          2002        2001        2001        2002        2001


Sales (US$ million)                                        871         832       1,104       1,703       2,219

Operating profit (US$ million)                             105          65         121         170         264

EBITDA (US$ million)                                       186         148         210         334         447

Operating profit to sales (%)                             12.1         7.8        11.0        10.0        11.9

EBITDA to sales (%)                                       21.4        17.8        19.0        19.6        20.1

Operating profit to average net assets RONA (%)           15.1         8.8        13.6        11.5        14.7

EPS before exceptional items (Headline) (US cents)          26          14          32          40          66

EPS (US cents)                                              25          10          32          35          66

Return on equity (%)                                      17.8         6.3        18.6        11.3        19.6

Net debt (US$ million)                                   1,194       1,156       1,277       1,194       1,277

SAPPI LIMITED

group income statement

                                                     Unaudited      Unaudited                  Unaudited        Unaudited
                                                 Quarter ended  Quarter ended            Half-year ended  Half-year ended
                                                    March 2002     March 2001                 March 2002       March 2001
                                                   US$ million    US$ million % change       US$ million      US$ million  % change

------------------------------------------------------------------------------------------------------------------------------------

SALES                                                      871          1,104    (21.1)            1,703            2,219     (23.3)
Cost of sales                                              690            891                      1,379            1,773
                                                 -----------------------------------------------------------------------------------
Gross profit                                               181            213    (15.0)              324              446     (27.4)

Selling, general & administrative expenses                  76             92                        154              182
                                                 -----------------------------------------------------------------------------------
OPERATING PROFIT                                           105            121    (13.2)              170              264     (35.6)

Non-trading loss                                             7              2                         19                3
Net finance costs                                           13             16                         38               40
                                                 -----------------------------------------------------------------------------------
    Net paid *                                              23             26                         55               58
    Capitalised                                            (10            (10                        (17)             (18)
                                                 -----------------------------------------------------------------------------------
PROFIT BEFORE TAX                                           85            103                        113              221
Taxation - current                                          25             20                         16               43
              - deferred                                     1              8                         16               21
                                                 -----------------------------------------------------------------------------------
NET PROFIT                                                  59             75    (21.3)               81              157     (48.4)
                                                 -----------------------------------------------------------------------------------
EBITDA                                                     186            210    (11.4)              334              447     (25.3)
                                                 -----------------------------------------------------------------------------------

BASIC EARNINGS PER SHARE  (US CENTS)                        25             32                         35               66

EARNINGS BEFORE EXCEPTIONAL ITEMS
(HEADLINE EARNINGS) PER SHARE (US CENTS)                    26             32                         40               66

Weighted average number of shares in issue
     (millions)                                          230.6          231.7                      230.2            235.4

Diluted earnings per share (US cents)                       25             32                         35               66

Diluted earnings before exceptional items
(Headline earnings) per share (US cents)                    26             31                         39               65

Weighted average number of shares on fully
diluted basis (millions)                                 234.3          237.0                      233.6            240.6

CALCULATION OF EARNINGS BEFORE EXCEPTIONAL ITEMS
 (HEADLINE) NET OF TAX

Net profit                                                  59             75                         81               157
Loss on disposal of business and fixed assets                1              1                          1                 1
Mill closure costs                                           1              -                          5                 -
Debt restructuring costs                                     -              -                          6                 -
Decrease in provisions                                      (1             (2                         (2)               (3
                                                 -----------------------------------------------------------------------------------
Earnings before exceptional items (Headline)                60             74                         91               155
                                                 -----------------------------------------------------------------------------------


* Includes foreign exchange losses of US$ 1 million (March 2001: US$ 5 million gain) for the quarter and US$ 8 million (March 2001: US$ 4 million gain) for the half-year end

SAPPI LIMITED

group balance sheet

                                                     Unaudited          Audited
                                                    March 2002   September 2001
                                                   US$ million      US$ million
--------------------------------------------------------------------------------

ASSETS

NON-CURRENT ASSETS                                       3,064            3,346

                                                   ------------     ------------
  Property, plant and equipment                          2,661            2,890
  Plantations                                              268              324
  Deferred taxation                                          -                4
  Other non-current assets                                 135              128
                                                   ------------     ------------

CURRENT ASSETS                                             866            1,160

                                                   ------------     ------------
  Cash and cash equivalents                                126              445
  Trade and other receivables                              244              202
  Inventories                                              496              513
                                                   ------------     ------------
                                                   -----------------------------
TOTAL ASSETS                                             3,930            4,506
                                                   -----------------------------


EQUITY AND LIABILITIES

SHAREHOLDERS' EQUITY
  Ordinary shareholders' interest                        1,364            1,503

MINORITY INTEREST                                            2                3

NON-CURRENT LIABILITIES                                  1,420            1,640

                                                   ------------     ------------
  Interest-bearing borrowings                              845            1,014
  Deferred taxation                                        360              385
  Other non-current liabilities                            215              241
                                                   ------------     ------------

CURRENT LIABILITIES                                      1,144            1,360

                                                   ------------     ------------
  Interest-bearing borrowings and bank overdraft           475              559
  Other current liabilities                                669              801
                                                   ------------     ------------
                                                   -----------------------------
TOTAL EQUITY AND LIABILITIES                             3,930            4,506
                                                   -----------------------------


Number of shares in issue (millions)                     230.6            229.5

Net debt (US$ million)                                   1,194            1,128

Net debt to total capitalisation (%)                      36.6             30.4

Net asset value per share (US cents)                       748              821

SAPPI LIMITED

group cash flow statement


                                                                  UNAUDITED        Unaudited          UNAUDITED          Unaudited
                                                              QUARTER ENDED    Quarter ended    HALF-YEAR ENDED    Half-year ended
                                                                 MARCH 2002       March 2001         MARCH 2002         March 2001
                                                                US$ MILLION      US$ million        US$ MILLION        US$ million

-----------------------------------------------------------------------------------------------------------------------------------

CASH GENERATED BY OPERATIONS                                            183              202                313                433

Movement in working capital                                             (31)             (43)              (131)              (123)
Net finance costs                                                       (23)             (26)               (55)               (58)
Taxation paid                                                           (58)              (8)               (59)                (9)
Dividends paid                                                          (60)             (60)               (60)               (60)
                                                  ---------------------------------------------------------------------------------
CASH RETAINED FROM OPERATING ACTIVITIES                                  11               65                  8                183

Cash effects of investing activities                                    (43)             (43)              (106)              (137)
                                                  ---------------------------------------------------------------------------------
                                                                        (32)              22                (98)                46
Cash effects of financing activities                                    (90)             (39)              (205)              (148)
                                                  ---------------------------------------------------------------------------------
NET MOVEMENT IN CASH AND CASH EQUIVALENTS                              (122)             (17)              (303)              (102)
                                                  ---------------------------------------------------------------------------------

SAPPI LIMITED

group statement of changes in shareholders' equity


                                                                 UNAUDITED               Unaudited
                                                           HALF-YEAR ENDED         Half-year ended
                                                                MARCH 2002              March 2001
                                                               US$ MILLION             US$ million


Balance - beginning of year                                          1,503                   1,618
Net profit                                                              81                     157
Foreign  currency translation reserve                                 (174)                    (64)
Revaluation of derivative instruments                                   11                       -
Dividends declared - US$ 0.26 (2001: US$ 0.25) per share               (60)                    (60)
Net transfers to share purchase trust (share buybacks)                   3                     (67)

Balance - end of period                                              1,364                   1,584

SAPPI LIMITED

notes to the group results

1.  BASIS OF PREPARATION

           The group results have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice. The same accounting policies have been followed as in the annual financial statements for September 2001.

           The financial results for the quarter have been reviewed by the group's auditors, Deloitte & Touche. Their report is available for inspection at the company's registered offices.

    ----------------------------------------------------------------------------------------------------------------

                                                UNAUDITED         Unaudited           UNAUDITED           Unaudited
                                            QUARTER ENDED     Quarter ended     HALF-YEAR ENDED     Half-year ended
                                               MARCH 2002        March 2001          MARCH 2002          March 2001
                                              US$ MILLION       US$ million         US$ MILLION         US$ million

    ----------------------------------------------------------------------------------------------------------------

2.  OPERATING PROFIT
    Included in operating profit are:


           Depreciation                                72                76                 144                 156
           Fellings                                     5                 8                  12                  16
           Amortisation                                 4                 5                   8                  11
    ----------------------------------------------------------------------------------------------------------------
                                                       81                89                 164                 183
    ----------------------------------------------------------------------------------------------------------------

3.  CAPITAL EXPENDITURE
           Fixed assets                                                                      99                 137
           Plantations                                                                       10                  14
    ----------------------------------------------------------------------------------------------------------------
                                                                                            109                 151
    ----------------------------------------------------------------------------------------------------------------

                                                                                      UNAUDITED             Audited
                                                                                     MARCH 2002      September 2001
                                                                                    US$ MILLION         US$ million
    ----------------------------------------------------------------------------------------------------------------
4.  CAPITAL COMMITMENTS
           Contracted but not provided                                                       38                  78
           Approved but not contracted                                                      100                 109
    ----------------------------------------------------------------------------------------------------------------
                                                                                            138                 187
    ----------------------------------------------------------------------------------------------------------------


5.  CONTINGENT LIABILITIES
           Guarantees and suretyships                                                        73                  79
           Other contingent liabilities                                                      19                  27

    ----------------------------------------------------------------------------------------------------------------

SAPPI LIMITED

regional information

                                                  Unaudited      Unaudited                  Unaudited        Unaudited
                                              Quarter ended  Quarter ended            Half-year ended  Half-year ended
                                                 March 2002     March 2001                 March 2002       March 2001
                                                US$ million    US$ million  % change      US$ million      US$ million     % change
------------------------------------------------------------------------------------------------------------------------------------

SALES - METRIC TONS (000'S)

      Fine Paper -     North America                    234            326     (28.2)             452              654        (30.9)
                       Europe                           559            557       0.4            1,077            1,120         (3.8)
                       Southern Africa                   80             67      19.4              153              138         10.9
------------------------------------------------------------------------------------------------------------------------------------
                       Total                            873            950      (8.1)           1,682            1,912        (12.0)

      Forest Products                                   621            609       2.0            1,181            1,230         (4.0)
------------------------------------------------------------------------------------------------------------------------------------
      Total                                           1,494          1,559      (4.2)           2,863            3,142         (8.9)
------------------------------------------------------------------------------------------------------------------------------------


SALES

      Fine Paper -     North America                    251            384     (34.6)             490              779        (37.1)
                       Europe                           433            470      (7.9)             843              936         (9.9)
                       Southern Africa                   50             55      (9.1)              98              112        (12.5)
------------------------------------------------------------------------------------------------------------------------------------
                       Total                            734            909     (19.3)           1,431            1,827        (21.7)

      Forest Products                                   137            195     (29.7)             272              392        (30.6)
------------------------------------------------------------------------------------------------------------------------------------
      Total                                             871          1,104     (21.1)           1,703            2,219        (23.3)
------------------------------------------------------------------------------------------------------------------------------------


OPERATING PROFIT

      Fine Paper -     North America                    (10)            13         -              (20)              31            -
                       Europe                            65             40      62.5              104               94         10.6
                       Southern Africa                    7              9     (22.2)              14               15         (6.7)
------------------------------------------------------------------------------------------------------------------------------------
                       Total                             62             62         -               98              140        (30.0)

      Forest Products                                    42             60     (30.0)              64              122        (47.5)
      Corporate                                           1             (1)        -                8                2        300.0
------------------------------------------------------------------------------------------------------------------------------------
      Total                                             105            121     (13.2)             170              264        (35.6)
------------------------------------------------------------------------------------------------------------------------------------


EARNINGS BEFORE INTEREST, TAX, DEPRECIATION
   AND AMORTISATION CHARGES *

      Fine Paper -     North America                     15             43     (65.1)              30               89        (66.3)
                       Europe                           101             78      29.5              178              170          4.7
                       Southern Africa                   10             10         -               19               19            -
------------------------------------------------------------------------------------------------------------------------------------
                       Total                            126            131      (3.8)             227              278        (18.3)

      Forest Products                                    59             80     (26.3)              99              167        (40.7)
      Corporate                                           1             (1)        -                8                2        300.0

------------------------------------------------------------------------------------------------------------------------------------
      Total                                             186            210     (11.4)             334              447        (25.3)
------------------------------------------------------------------------------------------------------------------------------------


NET OPERATING ASSETS

      Fine Paper -     North America                  1,042          1,252     (16.8)           1,042            1,252        (16.8)
                       Europe                         1,312          1,362      (3.7)           1,312            1,362         (3.7)
                       Southern Africa                   85             97     (12.4)              85               97        (12.4)
------------------------------------------------------------------------------------------------------------------------------------
                       Total                          2,439          2,711     (10.0)           2,439            2,711        (10.0)

      Forest Products                                   691            860     (19.7)             691              860        (19.7)
      Corporate                                           5            (13)        -                5              (13)           -
------------------------------------------------------------------------------------------------------------------------------------
      Total                                           3,135          3,558     (11.9)           3,135            3,558        (11.9)
------------------------------------------------------------------------------------------------------------------------------------


*     before non-trading loss

SAPPI LIMITED

summary rand convenience translation


                                               Unaudited       Unaudited                   Unaudited         Unaudited
                                           Quarter ended   Quarter ended             Half-year ended   Half-year ended
                                                   March           March      %                March             March      %
                                                    2002            2001    change              2002              2001    change

Sales (ZAR million)                                9,977           8,636      15.5            18,033            17,103       5.4

Operating profit (ZAR million)                     1,203             947      27.1             1,800             2,035     (11.5)

Profit after taxation (ZAR million)                  676             587      15.2               858             1,210     (29.1)

EBITDA (ZAR million)                               2,131           1,643      29.7             3,537             3,445       2.7

Operating profit to sales (%)                       12.1            11.0                        10.0              11.9

EBITDA to sales (%)                                 21.4            19.0                        19.6              20.1

Operating profit to average net assets (%)          14.9            13.7                        12.1              14.9

EPS before exceptional items (Headline)
     (SA cents)                                      298             250      19.2               424               508     (16.5)

Basic EPS (SA cents)                                 286             253      13.2               371               506     (26.7)

EBITDA per share (SA cents)                          924             709      30.3             1,536             1,464       4.9

Net debt (ZAR million)                                                                        13,504            10,226      32.1

Net debt to total capitalisation (%)                                                            36.6              33.8

Cash generated by operations (ZAR million)         2,096           1,580      32.7             3,314             3,337      (0.7)

Cash retained from operating activities
     (ZAR million)                                   126             508                          85             1,410

Net movement in cash and cash equivalents
     (ZAR million)                                (1,397)           (133)                     (3,208)             (786)

Exchange rates :
    Period end rate: US $1 = ZAR                 11.3100          8.0075                     11.3100            8.0075
    Average rate: US $1 = ZAR                    11.4547          7.8224                     10.5887            7.7076

    Period end rate: US $1 = EUR                  1.1463          1.1348                      1.1463            1.1348
    Average rate: US $1 = EUR                     1.1429          1.0968                      1.1307            1.1295

-----------------------------------------------------------------------------------------------------------------------------------

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         SAPPI LIMITED

                                           by
                                                 /s/ D.G. Wilson
                                              ----------------------
                                              Name:  D.G. Wilson
                                              Title: Executive Director: Finance

Date:  May 7, 2002